Exhibit 99.1

Mingteng International Corporation Inc.
No. 10 Fushi Road, Luoshe Town, Huishan District,
Wuxi, Jiangsu Province, China 214000

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on November 20, 2026 at 10:00 a.m. Beijing Time (November 19, 2026 at 9:00 p.m. Eastern Time)

(or any adjournment(s) or postponement(s) thereof)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 3, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting of shareholders (the “EGM” or the “Meeting”) of Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company”), will be held on November 20, 2026 at 10:00 a.m. Beijing Time (November 19, 2026 at 9:00 p.m. Eastern Time), at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Proposal One. By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares (the “Class A Ordinary Shares”) and Class B Ordinary Shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00005 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.00025 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.00025 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the date the Share Consolidation becomes effective on Nasdaq, which is expected to be on or around November 30, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, comprising of 998,000,000 Class A Ordinary Shares of par value US$0.00005 each and 2,000,000 Class B ordinary shares of par value US$0.00005 each.

TO: US$50,000 divided into 200,000,000 shares of par value US$0.00025 each, comprising of 199,600,000 Class A Ordinary Shares of par value US$0.00025 each and 400,000 Class B Ordinary Shares of par value US$0.00025 each.

The Company’s board of directors (the “Board”) urges shareholders to vote “FOR” Proposal One.

Proposal Two. By a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal One, to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) in the form of the Amended and Restated Memorandum and Articles of Association attached as Appendix A to the proxy statement accompanying this notice (the “Post-Consolidation M&A”), to reflect the Share Consolidation effected pursuant to Proposal One (the “Amendment and Restatement of M&A Following the Share Consolidation”). The Board urges shareholders to vote “FOR” Proposal Two.

Proposal Three. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Three.

Only holders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on October 30, 2026 are entitled to receive notice of, and to attend and vote at, the EGM or any adjournment or postponement thereof.

A proxy statement describing the matters to be considered at the EGM is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about November 3, 2026.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer and Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2026 AT 10:00 A.M. BEIJING TIME (NOVEMBER 19, 2026 AT 9:00 P.M. EASTERN TIME). THE NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, PROXY STATEMENT AND FORM OF PROXY CARD ARE AVAILABLE AT HTTPS://WWW.TRANSHARE.COM/MINGTENG.

Mingteng International Corporation Inc.
No. 10 Fushi Road, Luoshe Town, Huishan District,
Wuxi, Jiangsu Province, China 214000

Proxy Statement

The board of directors (the “Board”) of Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the extraordinary general meeting of shareholders of the Company (the “EGM” or the “Meeting”). The EGM will be held on November 20, 2026 at 10:00 a.m. Beijing Time (November 19, 2026 at 9:00 p.m. Eastern Time), at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the EGM. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the EGM, our shareholders will vote upon Proposal One to Proposal Three as described in this proxy statement, including 1) the Share Consolidation (as defined below), 2) the Amendment and Restatement of M&A Following the Share Consolidation (as defined below) and 3) the Adjournment (as defined below).

What are the Board’s recommendations?

Our Board recommends that you vote:

●	“FOR” the Share Consolidation;

●	“FOR” the Amendment and Restatement of M&A Following the Share Consolidation; and

●	“FOR” the Adjournment.

Who is entitled to attend and vote at the Meeting?

Only holders of Class A Ordinary Shares of a par value of US$0.00005 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares of a par value of US$0.00005 each (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”) of record at the close of business on October 30, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the EGM.

Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals. As of the Record Date, there were 7,639,410 Class A Ordinary Shares and 10,455 Class B Ordinary Shares issued and outstanding.

A list of shareholders entitled to vote at the EGM will be available at the EGM, and for 10 days prior to the EGM at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the EGM or by proxy. There are four ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764.

●	By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com.

●	By Fax — You can vote by fax by signing, dating, and faxing the enclosed proxy card to 1.727. 269.5616.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 12:59 a.m. (China Standard Time) on November 19, 2026 (11:59 a.m. (Eastern Time) on November 18, 2026). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the EGM, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the EGM in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	“FOR” the Share Consolidation;

●	“FOR” the Amendment and Restatement of M&A Following the Share Consolidation; and

●	“FOR” the Adjournment.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the EGM is duly constituted if, at the commencement of the EGM, there are present in person or by proxy one or more shareholders representing at least one-third of the voting rights of all of the issued shares of the Company.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with the Company’s currently effective memorandum and articles of association, resolutions shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by proxy entitled to vote.

What is required to approve each item?

●	Proposal One requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Two requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Three requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

For the purpose of determining whether the shareholders have approved Proposal One and Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

At the EGM, the Class A Ordinary Shares and/or Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals at the EGM, and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals at the EGM.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the EGM.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the EGM. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Mingteng International Corporation Inc.
No. 10 Fushi Road, Luoshe Town, Huishan District,
Wuxi, Jiangsu Province, China 214000

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Mingteng International Corporation Inc.
No. 10 Fushi Road, Luoshe Town, Huishan District,
Wuxi, Jiangsu Province, China 214000

The proposals for the EGM are as follows:

PROPOSAL ONE

THE SHARE CONSOLIDATION

Background

We are proposing a resolution to approve a share consolidation of the Company’s issued and unissued Class A Ordinary Shares (the “Class A Ordinary Shares”) and Class B Ordinary Shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00005 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.00025 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.00025 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on the date the Share Consolidation becomes effective on Nasdaq, which is expected to be on or around November 30, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, comprising of 998,000,000 Class A Ordinary Shares of par value US$0.00005 each and 2,000,000 Class B Ordinary Shares of par value US$0.00005 each.

TO: US$50,000 divided into 200,000,000 shares of par value US$0.00025 each, comprising of 199,600,000 Class A Ordinary Shares of par value US$0.00025 each and 400,000 Class B Ordinary Shares of par value US$0.00025 each.

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “MTEN.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Requirement”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Requirement. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Shares have a closing bid price of US$0.10 or less for ten consecutive trading days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the Class A Ordinary Shares shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in Nasdaq Listing Rule 5810(c)(3)(A).

Further, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if the Company’s Class A Ordinary Shares fail to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period, or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) and the Nasdaq Listing Qualifications Department shall issue a Staff Delisting Determination with respect to the Class A Ordinary Shares. The Company effected a two hundred (200)-for-one (1) share consolidation on January 26, 2026. Accordingly, the Company will not be provided any compliance period to regain compliance with the Bid Price Requirement and will be subject to delisting immediately if the failure to meet the Bid Price Requirement continues for a period of 30 consecutive trading days. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to maintain compliance with the Bid Price Requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the Class A Ordinary Shares to meet the Bid Price Requirement if needed. As a result, the Board is soliciting shareholders’ approval of the Share Consolidation at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class A Ordinary Share of a par value of US$0.00025 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00005 each be consolidated into one (1) Class B Ordinary Share of a par value of US$0.00025 each, which shall take effect on the date the Share Consolidation becomes effective on Nasdaq, which is expected to be on or around November 30, 2026.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of such Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares

At the time of the Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares will be consolidated at a ratio of 5:1, from US$50,000 divided into 1,000,000,000 shares of par value US$0.00005 each, comprising of 998,000,000 Class A ordinary shares of par value US$0.00005 each and 2,000,000 Class B ordinary shares of par value US$0.00005 each, to US$50,000 divided into 200,000,000 shares of par value US$0.00025 each, comprising of 199,600,000 Class A ordinary shares of par value US$0.00025 each and 400,000 Class B ordinary shares of par value US$0.00025 each.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 5:1. Every five (5) Class A Ordinary Shares of a par value of US$0.00005 each will be consolidated into one (1) Class A Ordinary Share of a par value of US$0.00025 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00005 each will be consolidated into one (1) Class B Ordinary Share of a par value of US$0.00025 each.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares and Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with the SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL TWO

AMENDMENT AND RESTATEMENT OF M&A FOLLOWING THE SHARE CONSOLIDATION

Background

We are proposing a resolution to approve, by a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal One, to amend and restate the then effective memorandum and articles of association of the Company (the “Pre-Consolidation M&A”) in the form of the Amended and Restated Memorandum and Articles of Association attached as Appendix A to this proxy statement (the “Post-Consolidation M&A”) to reflect the Share Consolidation effected pursuant to Proposal One, and such Post-Consolidation M&A will become effective upon Proposal One becoming effective (the “Amendment and Restatement of M&A Following the Share Consolidation”). The result of this Proposal Two will not affect the effectiveness of the Share Consolidation, if Proposal One is approved.

Vote Required

The affirmative vote of a majority of not less than two-thirds (2/3) of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL THREE

ADJOURNMENT

Background

We are proposing to approve the adjournment of the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the EGM other than 1) the Share Consolidation, 2) the Amendment and Restatement of M&A Following the Share Consolidation and 3) the Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: November 3, 2026	By Order of the Board of Directors

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer and Chairman of the Board of Directors

Appendix A

Amended and Restated Memorandum and Articles of Association of Mingteng International Corporation Inc.

THE CAYMAN ISLANDS

THE COMPANIES ACT (REVISED)

FIFTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

MINGTENG INTERNATIONAL CORPORATION INC.

(Adopted by Special Resolutions passed at the extraordinary general meeting of shareholders of the Company held on 20 November 2026 with effective date of [date] 2026)

THE COMPANIES ACT (REVISED)

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION OF

MINGTENG INTERNATIONAL CORPORATION INC.

(Adopted by Special Resolution passed at the extraordinary general meeting of shareholders of the Company held on 20 November 2026 with effective date of [date] 2026)

1.	The name of the Company is MINGTENG INTERNATIONAL CORPORATION INC.

2.	The registered office will be situated at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

4.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

5.	As an exempted company, the Company’s operations will be carried on subject to the provisions of Section 174 of the Companies Act.

6.	The liability of each Shareholder is limited to the amount from time to time unpaid on such Shareholder’s share.

7.	The authorised share capital of the Company is USD50,000.00 divided into 199,600,000 Class A Ordinary Shares of par value of USD0.00025 each and 400,000 Class B Ordinary Shares of par value of USD0.00025 each, with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

8.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE CAYMAN ISLANDS

THE COMPANIES ACT (REVISED)

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION OF

MINGTENG INTERNATIONAL CORPORATION INC.

(Adopted by Special Resolution passed at the extraordinary general meeting of shareholders of the Company held on 20 November 2026 with effective date of [date] 2026)

THE COMPANIES ACT (REVISED)

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION OF

MINGTENG INTERNATIONAL CORPORATION INC.

(Adopted by Special Resolution passed at the extraordinary general meeting of shareholders of the Company held on 20 November 2026 with effective date of [date] 2026)

TABLE A

The Regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and the following Regulations shall comprise the Articles of Association of the Company:

INTERPRETATION

1.	In these Articles of Association the following terms shall have the meanings set opposite unless the context otherwise requires:-

“Articles”	means these Articles of Association, as amended and/or restated from time to time.

“the Auditors”	means the auditors of the Company for the time being, if appointed.

“Class A Ordinary Share”	means a Class A ordinary share in the capital of the Company, having the rights provided for in these Articles.

“Class B Ordinary Share”	means a Class B ordinary share in the capital of the Company, having the rights provided for in these Articles.

“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Company”	means MINGTENG INTERNATIONAL CORPORATION INC.

“Directors” and “Board of Directors”	means the Directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof.

“Designated Stock Exchange”	means any stock exchange in the United States on which any shares or other securities of the Company are listed for the time being.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the listing of any shares or other securities of the Company on the Designated Stock Exchange.

“Electronic Record”	has the meaning given to that expression in the Electronic Transactions Act (Revised).

“in writing”	means written, printed, lithographed, Electronic Record, photographed or telexed or represented by any other substitute for writing or partly one and partly another.

“Memorandum of Association”	means the Memorandum of Association of the Company, as amended and/or restated from time to time.

“Ordinary Resolution”	means a resolution:

	a.	passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

	b.	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments signed in the aggregate by all of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is signed.

“paid up”	includes credited as paid up.

“Registered Office”	means the registered office of the Company as provided in Section 50 of the Companies Act.

“Register of Members”	means the register to be kept by the Company in accordance with Section 40 of the Companies Act.

“Seal”	means the Common Seal (if any) of the Company including any facsimile thereof for use outside of the Cayman Islands.

“Secretary”	means any person appointed by the Directors to perform any of the duties of the secretary of the Company including any assistant secretary.

“share”	means a share of any class in the capital of the Company.

“Shareholder”	means a person whose name is entered in the Register of Members.

“signed”	includes a signature or representation of a signature affixed by mechanical means.

“Special Resolution”	means a resolution passed in accordance with Section 60 of the Companies Act, being a resolution:

	a.	passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing such a majority to the number of votes to which each Shareholder is entitled; or

	b.	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments signed in the aggregate by all of the Shareholders and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments if more than one, is executed.

2.	In these Articles, save where the context requires otherwise:

2.1.	words importing the singular number shall include the plural number and vice versa;

2.2.	words importing the masculine gender only shall include the feminine gender;

2.3	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

2.4	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

2.5	a reference to an Article shall be to an Article of these Articles;

2.6	a reference to a dollar or dollars or US$ is a reference to United States dollars, the lawful currency of the United States of America; and

2.7	a reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced as soon after incorporation as the Directors see fit.

5.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6.	The authorised share capital of the Company at the date of adoption of these Articles is USD50,000.00 divided into 199,600,000 Class A Ordinary Shares of par value of USD0.00025 each and 400,000 Class B Ordinary Shares of par value of USD0.00025 each.

7.	Subject to any applicable provisions in the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Directors or the Shareholders by Ordinary Resolution may from time to time determine, and subject to the provisions of section 37 of the Companies Act, any share may be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

8.	Subject as otherwise provided in these Articles, all shares for the time being and from time to time unissued shall be under the control of the Directors, and may be redesignated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as the Directors, in their absolute discretion, may think fit. The Directors may issue shares in separate classes and may issue shares of any class in different series.

9.	The Company shall not issue shares to bearer.

10.	The Company may, in so far as may be permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11.	The Directors shall keep or cause to be kept a Register of Members as required by Section 40 of the Companies Act at such place or places as the Directors may from time to time determine, and in the absence of any such determination, the Register of Members shall be kept at the registered office of the Company. The Company shall not be bound to register more than four persons as the joint holders of any share or shares.

RIGHTS OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Except as otherwise provided in these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. At a general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to two hundred (200) votes on all such matters.

13.	Class B Ordinary Shares are not convertible into Class A Ordinary Shares or any other class of shares under any circumstances. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or any other class of shares under any circumstances.

14.	Each Class A Ordinary Share confers upon the holder thereof the right to receive dividends as provided for in these Articles. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive dividends.

15.	Except as set out in Articles 12, 13 and 14, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

FRACTIONAL SHARES

16.	The Directors may issue fractions of a share up to such number of decimal places as they shall determine of any class or series of shares, and, if so issued, a fraction of a share (calculated to three decimal points) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole share of the same class or series of shares.

REPURCHASE OF SHARES

17.	Subject to the provisions of the Companies Act and without prejudice to these Articles, the Company may purchase its own shares provided that the manner of purchase shall have been approved by the Directors or by the Shareholders by Ordinary Resolution. The Company may make a payment in respect of the purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

VARIATION OF RIGHTS ATTACHING TO SHARES

18.	If at any time the share capital of the Company is divided into different classes or series of shares, the rights attaching to any class or series of share (unless otherwise provided by these Articles or the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied or abrogated:

18.1.	by, or with the approval of, the Directors without the consent of the holders of the shares of that class or series if the Directors determine that the variation or abrogation is not materially adverse to the interests of those Shareholders; or

18.2.	otherwise only with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a resolution passed by at least a three-fourths majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series, provided that, to every such separate general meeting the provisions of these Articles relating to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall, unless otherwise provided by these Articles, be at least one person holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll.

19.	For the purposes of preceding Article, the Directors may treat all classes or series of shares, or any two classes or series of shares, as forming a single class or series if they consider that each such class or series would be affected in the same way by the proposal or proposals under consideration. In any other case, the Directors shall treat all classes or series of shares, or any two classes or series of shares, as separate classes or series.

CERTIFICATES FOR SHARES

20.	A Shareholder shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or another person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate.

21.	The Company shall not be bound to issue more than one certificate for shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

22.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

23.	The Company shall have a first priority lien and charge on every partly paid share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first priority lien and charge on all partly paid shares standing registered in the name of a Shareholder (whether held solely or jointly with another person) for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a share shall extend to all distributions payable thereon.

24.	The Company may sell, in such manner as the Directors in their sole and absolute discretion think fit, any shares on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

25.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

26.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

27.	The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their partly paid shares, and each Shareholder shall (subject to receiving at least 14 days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares.

28.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

29.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at such rate per annum as the Directors shall determine from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

30.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

31.	The Directors may make arrangements on the issue of partly paid shares for a difference between the Shareholders, or the particular shares, in the amount of calls to be paid and in the times of payment.

32.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

33.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

34.	The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

35.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

36.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

37.	A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full the amount unpaid on the shares forfeited.

38.	A statutory declaration in writing that the declarant is a Director, and that a share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the notice as against all persons claiming to be entitled to the share.

39.	The Company may receive the consideration, if any, given for a share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and that person shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

40.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

41.	In respect of any shares that are listed on a Designated Stock Exchange for the time being, and provided that such transfer complies with the Designated Stock Exchange Rules, a Shareholder may transfer shares to another person by completing an instrument of transfer in a form prescribed by the Designated Stock Exchange or, otherwise, in any common form or form approved by the Directors which is executed by or on behalf of that Shareholder, where the shares in question are fully paid, or by or on behalf of that Shareholder and the transferee, where the shares in question are partly-paid or unpaid. In respect of any shares that are not listed on a Designated Stock Exchange for the time being, a Shareholder may transfer such shares to another person by completing an instrument of transfer in a form in any common form or form approved by the Directors which is executed by or on behalf of that Shareholder, where the shares in question are fully paid, or by or on behalf of that Shareholder and the transferee, where the shares in question are partly-paid or unpaid. In any case, the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

42.	The Directors may, in their absolute discretion, decline to register any transfer of shares without assigning any reason therefor.

43.	The registration of transfers may be suspended at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

44.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

45.	Notwithstanding any other provision of these Articles, title to any shares listed on a stock exchange that is an “approved stock exchange” (as defined in the Companies Act) may be evidenced and transferred in accordance with the laws applicable to, and the rules and regulations of, the relevant approved stock exchange that are or shall be applicable to such listed shares. For the purposes of this Article, the laws applicable to an approved stock exchange include the laws of the jurisdiction under which the relevant approved stock exchange is established insofar as they would apply to an entity established under such laws which has listed shares on such approved stock exchange.

TRANSMISSION OF SHARES

46.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivor or survivors of the deceased, or the legal personal representatives of the deceased, shall be the only person or persons recognised by the Company as having any title to the share.

47.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the deceased or bankrupt person before the death or bankruptcy.

48.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Shareholder in respect of the share, be entitled, in respect of it, to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

49.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes or series and amount, as the resolution shall prescribe.

50.	The Company may by Ordinary Resolution:

50.1.	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

50.2.	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

50.3.	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

50.4.	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

51.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

52.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholders for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not exceed in any case 45 days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register of Members shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

53.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

54.	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

55.	The Directors may, whenever they think fit, convene a general meeting of the Company.

56.	General meetings shall also be convened on the written requisition of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company who hold not less than 10 per cent of the rights to vote at such meeting deposited at the registered office of the Company specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 21 days after the date of such deposit, the requisitionists themselves may convene the general meeting within 45 days from the date of deposit of the requisition in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

NOTICE OF GENERAL MEETINGS

57.	At least seven days’ notice of a general meeting excluding the day service is deemed to take place as provided in these Articles but including the day of the meeting specifying the place, the day and the hour of the meeting and the general nature of the business to be conducted at the meeting, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

58.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, and any report of the Directors or of the Auditors and the fixing of the remuneration of the Auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

59.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders representing at least one-third of the voting rights of all of the issued shares of the Company present in person or by proxy shall be a quorum.

60.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

61.	If the Directors wish to make this facility available to Shareholders for a specific or all general meetings of the Company, a Shareholder who is entitled to participate in any specific or general meeting of the Company, may participate by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

62.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

63.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Shareholders present shall choose one of their number to be chairman of that meeting.

64.	The chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 14 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

66.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not have a second or casting vote.

68.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

69.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

70.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

71.	Shareholders who are entitled to vote at a general meeting shall not be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares carrying the right to vote held by him have been paid.

72.	On a poll votes may be given either personally or by proxy. Every Shareholder who is entitled to vote at a general meeting and every person representing such a Shareholder as proxy shall have the number of votes attaching to each share of which such Shareholder or the Shareholder represented by the proxy is the holder.

73.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

74.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

75.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

76.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form signed by one or more of the Shareholders.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

77.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders or of the Board of Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholders or Director.

DIRECTORS

78.	The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

79.	The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such number is fixed as aforesaid the number of Directors shall be unlimited and the minimum number of Directors shall be one. The Company may by Ordinary Resolution remove a Director at any time and may by Ordinary Resolution remove any Director and appoint another person in his stead. The Company may by Ordinary Resolution appoint additional Directors from time to time.

80.	Without prejudice to the power of the Company by Ordinary Resolution to appoint a person to be a Director, the Board of Directors may appoint any person as a Director to fill a casual vacancy on the Board of Directors or as an addition to the existing Board of Directors. Additionally, the Board of Directors may remove a Director at any time and may remove any Director and appoint another person in his stead.

81.	Until otherwise determined by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

82.	There shall be no shareholding qualification for Directors unless determined otherwise by the Company by Ordinary Resolution.

83.	The Directors shall not be required to retire by rotation.

ALTERNATE DIRECTOR AND PROXY

84.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing, in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

85.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

86.	Subject to the provisions of the Companies Act, these Articles, and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that resolution had not been made.

87.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

88.	The Directors may from time to time appoint any person, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of President, one or more Vice-Presidents, Treasurer, Assistant Treasurer, Manager or Controller, and for such term, and with such powers and duties as the Directors may think fit. Any person so appointed by the Directors may also be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

89.	The Directors may appoint a Secretary (and if needs be, an Assistant Secretary or Assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or Assistant Secretary so appointed by the Directors may be removed by the Directors.

90.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

91.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

92.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

93.	The Directors from time to time and at any time may establish any committees or local boards for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such persons.

94.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such committee or local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

95.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

DISQUALIFICATION OF DIRECTORS

96.	The office of Director shall be vacated forthwith, if the Director:

96.1.	is prohibited by the laws of the Cayman Islands from acting as a director;

96.2.	is made bankrupt or makes an arrangement or composition with his creditors;

96.3.	resigns his office by notice in writing to the Company;

96.4.	only held office as a Director for a fixed term and such term expires;

96.5.	in the opinion of a registered medical practitioner by whom the Director is being treated, becomes physically or mentally incapable of acting as a director;

96.6.	is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director);

96.7.	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

96.8.	without the consent of the other Directors, is absent from meetings of directors for continuous period of six months; or

96.9.	is removed from office by Ordinary Resolution.

PROCEEDINGS OF DIRECTORS

97.	The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise, subject to the provisions of these Articles, may regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and the Secretary or Assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

98.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting. Every Director shall be entitled to be reimbursed for travel, hotel and other expenses incurred by him in attending meetings of the Directors, any committee of the Directors or general meetings of the Company or in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

99.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

100.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

101.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors at or prior to its consideration and any vote on that matter. A general notice given to the Board of Directors or otherwise contained in the minutes of a meeting or a written resolution of the Directors (or any committee thereof) of the nature of a Director’s interest or to the effect that a Director is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

102.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

103.	Any Director may act by himself or his firm in a professional capacity for the Company, but he or his firm shall not be entitled to any remuneration for such professional services unless approved by the Company by Ordinary Resolution; provided that nothing herein contained shall authorise a Director or his firm to act as auditors to the Company.

104.	The Directors shall cause minutes to be made in books provided for the purpose of recording:

104.1.	all appointments of officers made by the Directors;

104.2.	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

104.3.	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

105.	When the chairman of a meeting of the Directors signs the minutes of such meeting those minutes shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

106.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. Any such resolution may consist of several documents in the like form signed by one or more of the Directors.

107.	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

108.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

109.	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the meeting, the members present may choose one of their number to be chairman of the meeting.

110.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

111.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

THE SEAL AND DEEDS

112.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

113.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) or in the presence of any one or more persons as the Directors may appoint for the purpose.

114.	Notwithstanding the foregoing, the Secretary or any Assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

115.	The Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by a Director, the Secretary (or an Assistant Secretary) or any one or more persons as the Directors may appoint for the purpose.

DIVIDENDS

116.	Subject to any rights and restrictions for the time being attached to any class or series of shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

117.	Subject to any rights and restrictions for the time being attached to any class or series of shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors (and, for the avoidance of doubt, no dividend shall be declared by the Shareholders unless previously recommended by the Directors).

118.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than shares) as the Directors may from time to time think fit.

119.	Any dividend may be paid by cheque sent through the post to the registered address of the Shareholder or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Shareholder or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Shareholder or person entitled, or such joint holders as the case may be, may direct.

120.	The Directors when paying dividends to the Shareholders in accordance with the provisions of these Articles may make such payment either in cash or in specie.

121.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, all dividends shall be declared and paid according to the amount paid on the shares, but if and so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

122.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

123.	No dividend shall bear interest against the Company.

124.	Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be automatically forfeited and shall revert to the Company and shall be applied to the class or series of shares in relation to which the dividend relates.

ACCOUNTS AND AUDIT

125.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

126.	The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

127.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounting records and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Directors.

128.	The Company may appoint Auditors but shall not be required to do so and if the Company appoints Auditors the Company’s accounts shall be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors. The Auditors shall be appointed in general meeting or failing which by the Directors.

SHARE PREMIUM ACCOUNT

129.	The Directors shall in accordance with Section 34 of the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

130.	There shall be debited to any share premium account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Companies Act, out of capital.

CAPITALISATION OF PROFITS

131.	Subject to any necessary sanction or authority being obtained the Company in general meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of a fixed dividend with or without further participation in profits and (a) for the time being standing to the credit of any reserve fund of the Company including without limitation the share premium account or (b) being undivided profits in the hands of the Company be capitalised and that such sum be appropriated as capital to and amongst the members in the shares and proportions in which they would have been entitled thereto if the same had been distributed by way of dividend and in such manner as the resolution may direct and the Directors shall in accordance with such resolution apply such sum in paying up in full or in part any unissued shares or debentures of the Company on behalf of such members and appropriate such shares or debentures to and distribute the same credited as fully paid up or partly paid up amongst them in the proportions aforesaid in satisfaction of their shares and interests in the said capitalised sum or shall apply such sum or any part thereof on behalf of such members in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued shares or debentures held by them. Where any difficulty arises in respect of any such distribution the Directors may settle the same as they think expedient and in particular they may fix the value for distribution of any fully paid up shares or debentures make cash payments to any members on the footing of the value so fixed in order to adjust rights and vest any such shares or debentures in trustees upon such trusts for or for the benefit of the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors.

NOTICES

132.	Any notice or document may be served by the Company or by the person entitled to give notice to any Shareholder either personally, by facsimile, by email or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Shareholder at his address as appearing in the Register of Members. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

133.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

134.	Any notice or other document, if served by (a) post, shall be deemed to have been served ten days after the time when the letter containing the same is posted or, (b) facsimile or email, shall be deemed to have been served upon transmission to the correct facsimile number or email address, or (c) recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

135.	Any notice or document delivered or sent by post, left at the registered address of any Shareholder or sent by facsimile transmission or email in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

136.	Notice of every general meeting of the Company shall be given to:

136.1.	all Shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

136.2.	every person entitled to a share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

INDEMNITY

137.	Every Director (including any alternate Director) and officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by that Director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the Director or officer may incur by their own actual fraud or wilful default. No such Director or officer shall be liable to the Company for any loss or damage in carrying out their functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant person.

138.	Expenses, including legal fees, incurred by a Director (including any alternate Director) or officer of the Company, or former Director (including any alternate Director) or officer of the Company, in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such person to repay the amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

139.	The Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

NON-RECOGNITION OF TRUSTS

140.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not (unless required by law) be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent or future interest in any of its shares or any other rights in respect thereof except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members.

WINDING UP

141.	The Directors may present a winding up petition on behalf of the Company without the sanction of a resolution of the Shareholders passed at a general meeting or, where a winding up petition has been presented, apply for the appointment of a provisional liquidator, on behalf of the Company without the sanction of a resolution passed at a general meeting.

142.	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide amongst the Shareholders in specie the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different class or series of shares. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

143.	Subject to the Companies Act and the rights attaching to any class or series of shares, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

ORGANISATION EXPENSES

144.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

FINANCIAL YEAR

145.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year.

REGISTRATION BY WAY OF CONTINUATION

146.	The Company shall, subject to the provisions of the Companies Act and with the approval of an Ordinary Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.